Mail Stop 3720


                                                             August 25, 2015


Tony Ramos
President
Mid-Hudson Region Rural Broadband Company, Inc.
1050 Connecticut Ave., NW
Washington, D.C. 20036

       Re:    Mid-Hudson Region Rural Broadband Company, Inc.
              Amendment No. 4 to Offering Statement on Form 1-A
              Filed August 14, 2015
              File No. 024-10459

Dear Mr. Ramos:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2015 letter.

General

1. Please note that your Form 1-A is an integrated document. Therefore, in addition to Part
       I (notice information to confirm the availability of the exemption), you should file only one document that contains Part II information (the offering circular containing the body of the disclosure document and financial statements that will be provided to your potential investors) and Part III information (exhibits and signatures). We note, however, that you included both an offering statement and an offering circular as
Part II and III. It
       is not clear why you have filed two different disclosure documents. Please revise.
 Tony Ramos
Mid-Hudson Region Rural Broadband Company, Inc.
August 25, 2015
Page 2

2. Given that your Form 1-A is an integrated document, please make sure your disclosure in
       Part I and Part II and III is consistent. For example, it appears your disclosure regarding issuances of securities and the number of outstanding shares of common stock needs further clarification so that your disclosure does not appear to be inconsistent:

          Under Part I, Item 1, Outstanding Securities, you state that you currently have
          200,000 outstanding shares of common stock. However, under Part I,
Item 6(b)(2),
          you state that the company issued 352,943 shares of common stock. Please clarify why the issuance of 352,943 shares does not appear to be reflected in the number of currently outstanding shares.

          Please tell us when you issued or sold the 200,000 shares of outstanding common stock. If any amount of these outstanding shares were sold or issued within one year of the initial filing date of this Form 1-A, then disclose such issuances or sales under
          Part I, Item 6 and Part II, Item 5 on pages 11-13.

          Under Part I, Item 6(c)(1), you disclose the aggregate consideration of $3,000,000 for the issuance of 352,943 shares of common stock. However, from your response to comment 4 in your letter dated August 12, 2015 and disclosure under
Item 5 of Part
          II, it appears that you issued the 352,943 shares for certain services rather than for cash consideration. If true, please revise Part I, Item 6(c)(1), to clarify that the aggregate consideration for such issuance was services valued at $3,000,000 and provide the basis for computing the amount thereof. Your current disclosure stating
          "first shareholders/founders at par value" is unclear. Also revise
Part II, Item 5(a)(3)
          to clearly state that the aggregate consideration for the issuance of the 352,943 shares of common stock identified in Item 5(a)(2) was for services valued at $3,000,000.
          Please explain the nature of the services in greater detail and also provide the basis for computing the amount thereof. Your current disclosure referencing "one price and one class" and "$100 per share" gives the appearance that the shares were issued for $100 cash per share.

          Under Part II, Item 5(a)(4), you disclose the names and identities of the persons to whom unregistered securities were issued as "those persons listed in this Offering
          Statement, and in addition" Mr. Lang, Ms. Ehrhart and Mr. Castaldo. This suggests that persons other than Mr. Lang, Ms. Ehrhart and Mr. Castaldo were issued shares.
          Please revise to clarify whether Mr. Lang, Ms. Ehrhart and Mr. Castaldo were the only persons who received the shares, or disclose all names of persons to whom unregistered sales of securities were issued under Item 5. In addition, please quantify the number of shares issued to each individual under Part II, Item 5(a)(4).
 Tony Ramos
Mid-Hudson Region Rural Broadband Company, Inc.
August 25, 2015
Page 3

Item 10. Securities Being Offered

E. Statements of income, cash flows, and other stockholder equity, page 35

3. We note your response to comment 6 that you have added the balance sheet to the
       Offering Circular at this section. Please provide statements of comprehensive income, cash flows, and changes in stockholders' equity as required by Section
(b)(4) of Part F/S
       of Form 1-A. For additional guidance, refer to Section 3.b.iii of "Amendments to
       Regulation A: A Small Entity Compliance Guide," available on our website at

http://www.sec.gov/info/smallbus/secg/regulation-a-amendments-secg.shtml#3.

      You may contact Emily Drazan, Attorney-Adviser, at (202) 551-3208 or me at (202) 551-
3810 with any other questions.


                                                           Sincerely,

                                                           /s/ Larry Spirgel

                                                           Larry Spirgel
                                                           Assistant Director
                                                           AD Office 11
Telecommunications